Exhibit 5a

The Bank of New York Mellon Trust Company, N.A.
2 North LaSalle Street
7th Floor
Chicago, Illinois 60602

September 28, 2017

Ladies and Gentlemen:

The undersigned, Thomas G. Berkemeyer, counsel for AEP Transmission Company, LLC (the “Company”), delivers this opinion in accordance with Sections 2.04, 9.05 and 13.05 of the Indenture, dated as of November 1, 2016, (the “Original Indenture”), from the Company to The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) as supplemented by the First Supplemental Indenture dated as of November 21, 2016 (the “First Supplemental Indenture”), in connection with the execution and delivery of the Second Supplemental Indenture, dated as of September 28, 2017 (the “Second Supplemental Indenture”) and, together with the First Supplemental Indenture and the Original Indenture, the “Indenture”) between the Company and the Trustee and the issuance by the Company of an additional $125,000,000 principal amount of 3.10% Senior Notes, Series D due 2026 (a reopening of the 3.10% Senior Notes, Series D due 2026, $300,000,000 of which was issued on November 21, 2016 pursuant to the First Supplemental Indenture, for a total aggregate principal amount of $425,000,000) and $500,000,000 principal amount of 3.75% Senior Notes, Series H due 2047 (collectively, the “Senior Notes”) under the Indenture and pursuant to the Company Orders and Officers’ Certificates, of even date herewith (the “Company Orders”) pursuant to Sections 2.01 and 2.04 of the Original Indenture and the Board Resolutions referred to in such Company Orders. Capitalized terms not otherwise defined herein shall have the meanings specified in the Indenture.

I hereby advise you that in my opinion:

(a)	the form of the Senior Notes has been duly authorized by the Company and has been established in conformity with the provisions of the Original Indenture;

(b)	the terms of the Senior Notes have been duly authorized by the Company and have been established in conformity with the provisions of the Original Indenture; and

(c)
the Senior Notes, when authenticated and delivered by the Trustee in accordance with the Indenture and the aforesaid Company Orders and the Board Resolutions referred to therein, and executed and delivered by the Company as contemplated by and in accordance with the Indenture and such Company Orders, will have been duly issued under the Indenture and will constitute valid and legally binding obligations of the Company, entitled to the benefits provided by the Indenture and enforceable against the Company in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; and

(d)
the execution and delivery of the Original Indenture, the First Supplemental Indenture and the Second Supplemental Indenture are authorized and permitted by, and the First Supplemental Indenture and the Second Supplemental Indenture conform to, the terms of Article Nine of the Original Indenture and it is proper for the Trustee under the provisions of such Article Nine to join in the execution of the Second Supplemental Indenture; and

(e)	the Indenture, when executed and delivered by the Trustee, constitutes valid and legally binding obligations of the Company, enforceable against the Company and in accordance with its terms.

In rendering the opinions set forth in paragraphs (a), (b), (c), (d) and (e) above, (A) I have examined, and have relied as to matters of fact upon, the documents delivered to you at the closing and upon originals or copies, certified or otherwise identified to my satisfaction, of such corporate records, agreements, documents and other instruments and such certificates or comparable documents or oral statements of public officials and of officers and representatives of the Company, and have made such other and further investigations, as I have deemed relevant and necessary as a basis for such opinions, and (B) in such examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such latter documents.

I am a member of the bar of the State of New York and my opinion is limited to the laws of that state.

In accordance with Section 13.06 of the Original Indenture and in connection with the execution and delivery of the First Supplemental Indenture and the delivery of the Company Orders, of even date herewith, for the authentication and delivery, pursuant to Sections 2.01 and 2.04 of the Original Indenture, of the Senior Notes, I advise you as follows:

(1)    I have read the covenants and conditions contained in the Original Indenture with respect to the execution and delivery of the First Supplemental Indenture and the Second Supplemental Indenture and the covenants and conditions contained in the Indenture with respect to the authentication and delivery of the Senior Notes, and the definitions in the Original Indenture and the Indenture as applicable relating thereto;

(2)    I have read (i) the Company Orders and (ii) the Board Resolutions referred to therein;

(3)    I have conferred with officers of the Company, have examined such records of the Company and have made such other investigation as I deemed relevant for purposes of this opinion; and

(4)    In my opinion, I have made such examination or investigation as is necessary to enable me to express an informed opinion as to whether or not the covenants and conditions referred to in (1) above have been complied with.

I am of the opinion that all conditions contained in the Original Indenture (including any covenants compliance with which constitutes a condition precedent) with respect to the execution and delivery of the First Supplemental Indenture and the Second Supplemental Indenture and all covenants and conditions contained in the Indenture (including any covenants compliance with which constitutes a condition precedent) with respect to the authentication and delivery of the Senior Notes provided for in the Indenture have been complied with.

WITNESS my hand as of this 28th day of September, 2017.

/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Counsel